May 9, 2014

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             ServiceMaster Global Holdings, Inc.

Registration Statement on Form S-1

Filed March 24, 2014

File No. 333-194772

Dear Mr. Kluck:

This letter sets forth the responses of ServiceMaster Global Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated April 21, 2014, relating to the Registration Statement on Form S-1, File No. 333-194772, filed by the Registrant on March 24, 2014 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on March 24, 2014.  Page references in the responses below are to Amendment No. 1.

The Registrant is also supplementally providing the Staff with certain information included with the paper copy of this letter.  The Registrant requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return such supplemental information to the Registrant in the prepaid envelope included herein once the Staff has completed its review.  The Registrant requests that such supplemental information be treated confidentially, pursuant to Regulation 200.83 of the U.S. Securities and Exchange Commission (17 C.F.R. §200.83).

General

1.                                      Please provide us with support for all quantitative and qualitative business and industry data used in the document.  Clearly mark the specific language in the supporting materials.  Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

In response to the Staff’s comment, the Registrant is supplementally providing support for quantitative and qualitative business and industry data used in the Registration Statement.  The supporting materials are marked to indicate the portions that substantiate the Registrant’s disclosure in Amendment No. 1.  The supplemental materials are being transmitted with the paper copy of this letter.  Pursuant to Rule 418(b), the Registrant requests that the Staff return to it the supplemental materials provided once the Staff has completed its review.

2.                                      Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Registrant advises the Staff that, in addition to the Registrant’s logo included on the front and back cover of the prospectus and the pie charts on page 2 of Amendment No. 1, the Registrant intends to provide the Staff with copies of any additional pages with graphic, visual or photographic information and any related captions to be presented in the printed preliminary prospectus and final prospectus in a subsequent amendment to the Registration Statement.

Prospectus Summary, page 1

TruGreen Spin-Off, page 10

3.                                      Please expand your disclosure to discuss the reasons for the spin-off; discuss your consideration of the segment’s recent declining profits and operations in making this decision.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 10 and 72 of Amendment No. 1.

Management’s discussion and Analysis of Financial Condition and Results of Operations, page 55

4.                                      We note that you have had significant impairment charges with respect to some of your intangible assets, dispositive activities, and new operating systems. With a view to disclosure, please tell us whether there are trends in the your continuing operations that may result in impairment charges resulting in each of the operating segments in this fiscal year, other than the $50 million that is expected to be charged in the first quarter of 2014 with respect to the American Home Shield new operating system.

The Registrant advises the Staff that, based on currently available data, the Registrant does not believe that there currently exist trends in its continuing operations that would result in material impairment charges in any of its operating segments for the remainder of 2014.  In the first quarter of 2014, the Registrant recorded a $48 million charge with respect to American Home Shield’s decision to abandon its efforts to deploy a new operating system and an impairment charge of $139 million in discontinued operations to reduce the carrying value of the TruGreen trade name to its estimated fair value, in each case as described in Amendment No. 1.

Results of Operations, page 58

5.                                      Please expand your results of operations discussion when listing factors that contributed to changes in line items. Please quantify each significant factor.  Also, please discuss the underlying reasons for the changes in more detail.  For example, you indicate that bad debt expense increased; please discuss why you believe it increased and your expectations for the future.

In response to the Staff’s comment, the Registrant has provided additional disclosure beginning on page 51 of Amendment No. 1 to describe significant factors contributing to the changes in the Registrant’s results of operations.

Cost of Services Rendered and Products Sold, page 60

6.                                      Please expand your disclosure to separately discuss the cost of services rendered for each type of service provided.  Please include a table which breaks down the line item further in order to provide more clarity to readers trying to understand your performance in each line of business.

In response to the Staff’s comment, the Registrant has provided additional disclosure beginning on page 51 of Amendment No. 1 and has included the requested tables on pages 52 and 57 of Amendment No. 1 to describe significant factors contributing to period over period changes in the Registrant’s cost of services rendered and products sold.

Restructuring Charges, page 62

7.                                      You disclose the components of your restructuring charges.  Please expand your disclosure to discuss the status of each material restructuring activity and your expectations for these charges in the future.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 53 and 58 of Amendment No. 1.

Segment Review, page 64

8.                                      We note that within the discussion for each segment you further discuss revenue by type of service (i.e., pest control versus termite within Terminix segment).  Please provide tables that quantify these significant categories in order to make it easier for a reader to follow your discussion of the results and understand the changes.

In response to the Staff’s comment, the Registrant has provided the requested tables beginning on page 62 of Amendment No. 1 which describe the significant factors contributing to the period-over-period changes in the Registrant’s revenue.

Critical Accounting Policies and Estimates, page 77

Revenue, page 78

9.                                      Please expand your disclosure to describe how non-franchise revenues are recorded for each of your businesses; in this regard, we note that you only discuss the specific revenue recognition policies for your pest control and lawn care services.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 83 of Amendment No. 1.

Item 16.  Financial Statement and Exhibits, page II-2

10.                               We note that you will be filing certain exhibits by amendment.  If you are not in a position to file the legal opinion with the next amendment, please provide a draft copy for us to review.

In response to the Staff’s comment, the Registrant is providing with the paper copy of this letter a draft of the opinion of Debevoise & Plimpton LLP as to the legality of the shares of common stock being registered, which the Registrant intends to file in a subsequent amendment to the Registration Statement.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Lee Turnier Barnum at (212) 909-6431.

Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:                                Folake Ayoola

Jessica Barberich

William Demarest

U.S. Securities and Exchange Commission

Robert J. Gillette

James T. Lucke

ServiceMaster Global Holdings, Inc.

Enclosures